EXHIBIT 99.1

Golar LNG Partners L.P. 2014 AGM Results Notification

Hamilton, Bermuda, Sept. 22, 2014 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (the "Partnership") advises that the 2014 Annual Meeting of the Limited Partners of the Partnership was held on September 19, 2014 at 10:45 a.m. at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda. The following resolution was passed:

To elect Carl E. Steen as a Class 11 Director of the Partnership whose term will expire at the 2017 Annual Meeting of Limited Partners. Hamilton, Bermuda September 19, 2014.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913